EXHIBIT 4.3


                                 PROMISSORY NOTE


$625,000
Palm Beach County, Florida                                      January 21, 2002


         FOR VALUE RECEIVED, LAWRENCE LEVINSON (the "Maker") promises to pay to the order of CYBERADS, INC. (the "Payee"), on or before January 21, 2012, the principal sum of Six Hundred Twenty-Five Thousand ($625,000) Dollars in lawful money of the United States, in hand or at the principal office of the Payee as may from time to time be designated by the Payee. This Note shall bear interest on the unpaid principal balance at the rate of Four Percent (4%), payable at the time of the payment of the principal sum of this Note.

         In the event of any default in any payment on this Note, then at the option of the Payee, this Note shall bear interest computed from the date of such default at one percent (1%) per month, but in any event not in excess of the legally prescribed rate for instruments of this kind. The term "event of default" as used herein, shall mean the failure of Maker to make any payment of the principal or interest due under the Note, which failure shall continue for five (5) days after notice of default, such notice to be delivered to Maker by registered, certified or overnight mail duly recorded at the principal office of the Maker.

         An provision hereof which may prove unenforceable under any law shall not affect the validity of any other provisions hereof.

         Maker hereby waives presentment for payment, protest and notice of protest and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note.

         This Note shall be governed by the laws of the State of Florida.


                                                     /s/ Lawrence Levinson
                                                     ---------------------
                                                     Lawrence Levinson